Dreyfus Connecticut Municipal Money Market Fund, Inc.
Statement of Investments
December 31, 2004 (Unaudited)

Tax Exempt Investments-99.2%	Principal Amount ($)		Value ($)
Connecticut--98.4%			
Town of Berlin, GO Notes 2.70%, 6/15/2005	570,000		572,544
Bethel, GO Notes, BAN 3.50%, 11/2/2005	1,055,000		1,067,454
Branford, GO Notes 4.50%, 5/15/2005 (Insured; FGIC)	100,000		101,132
State of Connecticut:			
GO Notes:			
4.60%, 3/15/2005	300,000		301,498
3%, 4/15/2005	505,000		507,494
5.50%, 8/1/2005	500,000		509,955
6%, 10/01/2005	100,000		102,838
VRDN 2.03% (Liquidity Facility; Landesbank			
Hessen-Thuringen Girozentrale)	11,550,000	a	11,550,000
Connecticut Clean Water Fund, Revenue			
5.875%, 5/1/2005	300,000		304,166
Connecticut Development Authority:			
VRDN:			
IDR:			
(Energy Network Sina Project)			
2.05% (LOC; Bank of America)	3,000,000	a	3,000,000
(Imperial Electric Assembly Project)			
2.12% (LOC; Wachovia Bank)	1,695,000	a	1,695,000
(Lapham-Hickey Steel Corp.)			
2.06% (LOC; Bank of Montreal)	1,500,000	a	1,500,000
Refunding (Capitol District Energy Project)			
2.05% (LOC; Bank of America)	10,500,000	a	10,500,000
(SHW Inc. Project)			
2.03% (LOC; Deutsche Bank)	5,600,000	a	5,600,000
PCR:			
(Connecticut Light and Power Co. Project)			
2.03% (Liquidity Facility; Merrill Lynch)	1,750,000	a	1,750,000
(Western Massachusetts Electric Co.)			
2.03% (Liquidity Facility; Merrill Lynch)	3,800,000	a	3,800,000
Water Facility Revenue, Refunding			
(Connecticut Water Co. Project):			
2% (LOC; Citizens Bank of Rhode Island)	2,050,000	a	2,050,000
2.05% (LOC; Citizens Bank of Rhode Island)	1,250,000	a	1,250,000
Connecticut Health and Educational Facilities Authority:			
College and University Revenue, VRDN			
(University of Hartford)			
1.99% (LOC; Citizens Bank of Rhode Island)	2,900,000	a	2,900,000
Private Schools Revenue, VRDN (Westminster School)			
2% (LOC; Bank of America)	5,000,000	a	5,000,000
Revenue:			
(Choate Rosemary Hall)			

4.60%, 7/1/2005 (Insured; MBIA)	100,000		101,374
VRDN (Eastern Connecticut Health)			
2% (LOC; Comerica Bank)	5,000,000	a	5,000,000
Connecticut Higher Education Supplemental Loan Authority			
Student Loan Revenue, Refunding 1.70%			
11/15/2005 (Insured; MBIA)	110,000		109,481
Connecticut Housing Finance Authority, Revenue			
VRDN:			
2.04% (GIC; Rabobank Nederland and			
Liquidity Facility; Merrill Lynch)	4,950,000	a	4,950,000
2.08% (Liquidity Facility; FHLMC)	8,481,000	a	8,481,000
Connecticut Municipal Electric Energy Cooperative Power			
Supply System, Electric, Power and Light Revenues			
5%, 1/1/2005 (Insured; MBIA)	1,115,000		1,115,226
Connecticut Special Assessment Second Injury Fund			
Special Assessment Revenue			
5.50%, 1/1/2005 (Insured; AMBAC)	250,000		250,059
Connecticut Special Tax Obligation			
Transportation Infrastructure Program:			
Fuel Sales Tax Revenue			
2%, 1/1/2005	3,000,000		3,000,125
Special Tax Revenue:			
3%, 7/1/2005	1,315,000		1,321,464
Refunding 4%, 9/1/2005 (Insured; FGIC)	200,000		202,557
VRDN 2% (Insured; FGIC and Liquidity Facility;			
Dexia Credit Locale)	12,000,000	a	12,000,000
Town of East Haven, GO Notes, BAN			
2%, 4/26/2005	3,905,000		3,912,571
Town of Fairfield, GO Notes, Refunding			
2%, 4/1/2005	170,000		170,000
Glastonbury, GO Notes, BAN			
2.90%, 5/16/2005	320,000		321,004
Hamden, GO Notes, BAN			
2.625%, 7/29/2005	10,080,000		10,133,847
Town of Madison, GO Notes 2%, 3/15/2005	300,000		300,535
City of Milford, GO Notes			
6.70%, 2/1/2005	300,000		301,390
Monroe, GO Notes 4%, 4/15/2005	200,000		201,460
City of New Haven, GO Notes			
7%, 2/15/2005 (Insured; FGIC)	750,000		755,346
City of New London, GO Notes, Refunding			
4%, 2/1/2005 (Insured; AMBAC)	310,000		310,672
New Milford, GO Notes			
4.45%, 1/15/2005	100,000		100,138
Newington, GO Notes			
3.25%, 5/15/2005 (Insured; MBIA)	435,000		437,615
Northeast Tax Exempt Bond Grantor Trust, Revenue			
VRDN 2.14% (LOC; Bank of America)	3,630,000	a	3,630,000
Plymouth, GO Notes, BAN			
3%, 10/6/2005	1,485,000		1,496,051

Regional School District Number 004, GO Notes			
4.50%, 2/1/2005 (Insured; MBIA)	750,000		752,132
Regional School District Number 010, GO Notes			
BAN 3%, 8/15/2005	4,000,000		4,021,986
Regional School District Number 013, GO Notes			
BAN 2%, 3/15/2005	800,000		801,423
Ridgefield, GO Notes, Refunding 2%, 1/1/2005	600,000		600,004
Shelton Housing Authority, Revenue, VRDN			
(Crosby Commons Project)			
2.02% (LOC; Wachovia Bank)	1,745,000	a	1,745,000
South Central Regional Water Authority:			
Water System Revenue:			
4%, 8/1/2005 (Insured; MBIA)	735,000		743,217
Refunding 3%, 8/1/2005 (Insured; FSA)	100,000		100,515
Town of Southbury, GO Notes			
3.25%, 2/1/2005 (Insured; MBIA)	280,000		280,506
Town of Southington, GO Notes			
5%, 2/1/2005 (Insured; AMBAC)	460,000		461,486
Stonington, GO Notes:			
6.10%, 2/15/2005	495,000		497,851
BAN 3%, 10/13/2005	2,000,000		2,018,400
Stratford, GO Notes:			
7%, 6/15/2005 (Insured; FGIC)	325,000		332,288
Refunding 4.50%, 2/15/2005 (Insured; FSA)	975,000		979,046
University of Connecticut, GO Notes:			
2%, 1/15/2005	170,000		170,014
2%, 2/15/2005	200,000		200,182
3.85%, 4/1/2005	100,000		100,640
Town of Wallingford, GO Notes, Refunding			
5.40%, 6/1/2005	435,000		442,014
Town of Watertown, GO Notes			
5%, 4/1/2005 (Insured; MBIA)	275,000		277,587
City of West Hartford, GO Notes			
3%, 1/15/2005	1,200,000		1,201,015
West Haven, GO Notes, BAN			
2%, 1/27/2005	5,875,000		5,876,362
Windsor, GO Notes:			
4%, 3/15/2005	255,000		256,441
BAN 1.60%, 3/10/2005	1,705,000		1,706,726
Windsor Locks, GO Notes, Refunding			
2.125%, 3/15/2005	100,000		100,174
Wolcott, GO Notes, BAN			
3%, 9/22/2005	3,140,000		3,167,556

U.S. Related--0.8%

Commonwealth of Puerto Rico:			
GO Notes (Public Improvement)			
5%, 7/1/2005 (Insured; MBIA)	210,000		213,153

Revenue, VRDN, Merlots Program 2.03% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	1,000,000	a	1,000,000
Total Investments (cost $140,709,687)	**99.2%**		**140,709,711**
Cash and Receivables (Net)	**0.8%**		**1,079,605**
Net Assets	**100.0%**		**141,789,316**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation	
BAN	Bond Anticipation Notes	**IDR**	Industrial Development Revenue	
FGIC	Financial Guaranty Insurance Company	**LOC**	Letter of Credit	
FHLMC	Federal Home Loan Mortgage Corporation	**MBIA**	Municipal Bond Investors Assurance	
FSA	Financial Security Assurance		Insurance Corporation	
GIC	Guaranteed Investment Contract	**PCR**	Pollution Control Revenue	
		VRDN	Variable Rate Demand Notes	

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	63.5
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	13.3
Not Rated c		Not Rated c		Not Rated c	23.2
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate-subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the
   Manager to be of comparable quality to those rated securities in which the portfolio may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.